UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2008

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

EXPLANATORY NOTE

This Form 6-K is being filed by OceanFreight Inc. (the “Company”) for the sole purpose of updating the sections entitled “Recent Developments” and “Description of Capital Stock” in the Company’s registration statement on Form F-3 (Registration No. 333-150579) that was declared effective on June 6, 2008.

The Company is providing updated information with regard to the Description of Capital Stock as a result of the termination of the subordination period, as defined in the Company’s Amended and Restated Articles of Incorporation, whereby all of the Company’s 2,085,150 outstanding Class B common shares, which are referred to in the Company’s Amended and Restated Articles of Incorporation as subordinated shares, were converted into shares of the Company’s class A common stock on a one-for-one basis, which occurred on August 15, 2008.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this report on Form 6-K under the caption “Recent Developments” is additional information that amends and supplements the information included under the caption “Recent Developments” in the Company’s Registration Statement on Form F-3 (Registration No. 333-150579) that was declared effective on June 6, 2008 (the “Registration Statement”) and under the caption “Description of Capital Stock” is additional information that amends and restates in its entirety the section entitled “Description of Capital Stock” contained in the Registration Statement.  The Company filed a prospectus supplement to the Registration Statement on June 19, 2008 and a separate prospectus supplement on June 30, 2008.

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement and the related prospectus supplement dated June 19, 2008, and into a separate related prospectus supplement dated June 30, 2008.

Exhibit 1

As used herein, unless the context otherwise requires, “we”, “us”, “our” and the “Company” all refer to OceanFreight Inc.

Recent Developments

On May 15, 2008, we entered into a Services Agreement with Cardiff for a term of five years covering services and fees related to the sale and purchase of vessels, chartering arrangements for vessels, manager supervision for the eight ships managed by Wallem Ship Management Ltd., financing and credit arrangement services and information technology services.  This Services Agreement replaced our interim agreement with Cardiff dated April 11, 2007 and our agreement with Cardiff dated September 7, 2007. We also amended our existing management agreements with Cardiff to extend the terms thereof and to provide for increased management fees in connection with the management of the vessels M/V Juneau, M/T Pink Sands and M/T Olinda.

On May 22, 2008, we paid a dividend in the amount of $0.77 per share in respect of the first quarter of 2008.

On August 7, 2008, we entered into an agreement to acquire the M/T Tamara from interests associated with Mr. George Economou for a purchase price of $39.0 million.

On August 8, 2008, the Company entered into an agreement to time charter the M/T Tamara for a period of approximately two years to Tri-Ocean Heidmar Tankers LLC, which is 49% owned by a company associated with Mr. George Economou, at a gross daily rate of $ 27,000 per day.  The time charter is expected to commence concurrently with the vessel's delivery to the Company.

On August 14, 2008, we paid a dividend in the amount of $0.77 per share in respect of the second quarter of 2008.  As a result of this dividend payment, we satisfied the test under our Amended and Restated Articles of Incorporation for early conversion of all of our subordinated shares into common shares on a one-for-one basis, and this conversion occurred on August 15, 2008.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws.  We refer you to our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to our registration statement filed in connection with our initial public offering and incorporated by reference herein.

Purpose

Our purpose, as stated in our Amended and Restated Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our Amended and Restated Articles of Incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our Amended and Restated Articles of Incorporation, our authorized capital stock consists of 95,000,000 shares of Class A common stock (referred to in our Amended and Restated Articles of Incorporation as the Common Shares), par value $0.01 per share, of which 16,422,493 shares are issued and outstanding as of September 10, 2008; 10,000,000 shares of Class B common stock (referred to in our Amended and Restated Articles of Incorporation as the Subordinated Shares), par value $0.01 per share, of which no shares are issued and outstanding, and 5,000,000 preferred shares (referred to in our Amended and Restated Articles of Incorporation as the Preferred Shares), par value $0.01 per share, of which no shares are issued and outstanding.

Common Shares

Following the conversion of all of our subordinated shares on August 15, 2008, we now have only common shares issued and outstanding.  As of September 10, 2008, we have 16,422,493 common shares issued and outstanding.  Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends.  Holders of common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities.  All outstanding common shares are fully paid and nonassessable.  The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any preferred shares which we may issue in the future.  Our common shares are listed on the NASDAQ Global Market under the symbol “OCNF.”

Share History

On September 26, 2006, we issued 1,000 common shares to Basset Holdings Inc., or Basset Holdings, a company controlled by Mr. Antonis Kandylidis, our Chief Executive Officer and Interim Chief Financial Officer. Under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. On April 3, 2007, we declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares, which resulted in Basset Holdings owning 2,000,000 restricted subordinated shares.

On April 30, 2007, we completed our initial public offering of 12,362,500 common shares, including shares sold pursuant to the exercise of the underwriters’ over-allotment option, the net proceeds of which amounted to $216.8 million.

In May 2007, in connection with employment agreements entered into with two former executive officers, we issued, subject to applicable vesting periods, 31,579 restricted common shares and 63,158 restricted subordinated shares to our former Chief Financial Officer and former Chief Executive Officer, respectively.  On November 30, 2007, following the departure of the Chief Executive Officer and the Chief Financial Officer from the Company, the Company’s Board of Directors compensated the former Chief Executive Officer with 21,053 restricted subordinated shares that had already been vested and the former Chief Financial Officer with 23,685 restricted common shares of which 15,790 vested on January 2, 2008 and 7,895 which vested on April 30, 2008.  The remaining 42,105 restricted subordinated shares and 7,894 common restricted shares, initially granted to the former Chief Executive Officer and Chief Financial Officer, respectively, were cancelled on January 30, 2008.  In April, 2008, we issued to the former Chief Executive Officer 21,053 common shares in exchange for 21,053 restricted subordinated shares, plus an additional 52,105 common shares pursuant to the April 7, 2008 settlement agreement.  See “Recent Developments” on p. 4 of the base prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-150579).

In March 2008, we issued 5,150 restricted subordinated shares to Seabert Shipping Co., a company controlled by our Chief Operating Officer.  In March 2008, we also issued 80,000 restricted subordinated shares to a company controlled by our Chief Executive Officer/Interim Chief Financial Officer, subject to contractual restrictions including applicable vesting periods.

On June 6, 2008, our registration statement on Form F-3 (Registration No. 333-150579), or the Registration Statement, was declared effective.  On June 19, 2008 we entered into a controlled equity offering sales agreement with Cantor Fitzgerald & Co. pursuant to which we appointed Cantor Fitzgerald & Co. as our agent for the offer and sale of common shares, from time to time, under our Registration Statement.  On June 19, 2008, we filed a prospectus supplement under Rule 424(b) of the Securities Act pursuant to which we may offer and sell up to 4,000,000 common shares.  We will pay to Cantor Fitzgerald & Co., as our agent, a commission of up to 2.5% on the gross sale proceeds for sales made in “at the market” offerings.  We began issuances and sales under the controlled equity offering on July 1, 2008, and as of September 2, 2008, we have issued and sold 16,280,993 common shares under this program.

On August 14, 2008, we paid a dividend in the amount of $0.77 per share in respect of the second quarter of 2008.  This dividend payment satisfied the test under our Amended and Restated Articles of Incorporation for early conversion of all of our subordinated shares into common shares on a one-for-one basis.  As a result, all 2,085,150 subordinated shares were converted into 2,085,150 common shares on August 15, 2008.  As of September 10, 2008, the 2,000,000 common shares held by Basset Holdings represent approximately 12.2% of our outstanding common stock and, together with the 80,000 common shares held by Steel Wheel Investments Limited, a company also controlled by Mr. Antonis Kandylidis, represent approximately 12.7% of our outstanding common stock.

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, as of April 30, 2008. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. common stock, par value U.S.$0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the company's common stock. On the distribution date, each holder of a right will be entitled to purchase for $100 (the “Exercise Price”) a fraction (1/1000th) of one share of the company’s preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an “Acquiring Person”) acquires more than 20% of the company's common stock then each holder of a right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the company's common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of  the company's common stock. The rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the rights as described above. The company can redeem the rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the company's common stock, or the expiration date. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

Dividends

While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to declare and pay regular cash dividends on a quarterly basis from our operating surplus, in amounts substantially equal to our available cash from operations in the previous quarter, less any cash reserves for dry-dockings and working capital, as our board of directors may determine. Our target base dividend is $0.77 per common share, although the Board of Directors may change this amount in its sole discretion.  However, we may have to make provisions for vessel acquisitions and other liabilities that would reduce or eliminate the cash available for distribution as dividends.  We paid a partial dividend in the amount of $0.39 per share to shareholders in August 2007 in respect of the second quarter of 2007, a dividend in the amount of $0.5125 per share to shareholders in November 2007 in respect of the third quarter of 2007 and a dividend in the amount of $0.77 per share to shareholders in February 2008 in respect of the fourth quarter of 2007.  In May 2008, we paid a dividend in the amount of $0.77 per share in respect of the first quarter of 2008, and in August 2008, we paid a dividend in the amount of $0.77 per share in respect of the second quarter of 2008.

Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our credit agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from our operating surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof; but in case there is no such surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

Although the subordination period, as defined in our Amended and Restated Articles of Incorporation, terminated and all of our outstanding subordinated shares converted into common shares on a one-for-one basis following our dividend payment in the amount of $0.77 per share in respect of the second quarter of 2008, we continue to intend to pay dividends out of operating surplus only.  Our board of directors will treat all dividends as coming from operating surplus until the sum of all dividends paid since the closing of our initial public offering equals the amount of operating surplus as of the most recent date of determination. Our undistributed operating surplus at any point in time will be our operating surplus accumulated since the closing of our initial public offering less all dividends from operating surplus paid since the closing of our initial public offering. We will treat dividends paid from any amount in excess of our operating surplus, if any, as liquidating dividends. The classification of dividends as liquidating dividends for U.S. federal income tax purposes is governed by the Internal Revenue Code of 1986, as amended, and may be different than the classification of dividends under the Company’s Amended and Restated Articles of Incorporation.

Operating Surplus

Operating surplus means the greater of zero and the amount equal to:

•	$5.0 million (which may be increased to $10.0 million as described below); plus

•
all of our cash receipts after the completion of our initial public offering, excluding cash receipts from (1) borrowings, (2) sales of equity and debt securities, (3) capital contributions, (4) corporate reorganizations or restructurings, (5) the termination of interest rate swap agreements, (6) sales or other dispositions of vessels (except to the extent the proceeds from such dispositions exceed the initial purchase price or contributed value of the vessel subject to the disposition, which excess amount shall be treated as operating surplus) and (7) sales or other dispositions of other assets other than in the normal course of business; plus

•
interest paid on debt incurred and cash dividends paid on equity securities issued by us, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•
interest paid on debt incurred and cash dividends paid on our equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period dividends on our equity issued, to finance the construction projects described in the immediately preceding bullet; less

•
all of our cash expenditures after the completion of our initial public offering, including, but not limited to operating expenses, interest payments and taxes, but not (1) the repayment of borrowings, (2) the repurchase of debt and equity securities, (3) interest rate swap termination costs, (4) expenses and taxes related to borrowings, sales of equity and debt securities, capital contributions, corporate reorganizations or restructurings, the termination of interest rate swap agreements, sales or other dispositions of vessels, and sales or dispositions of other assets other than in the normal course of business, (5) capital expenditures and (6) payment of dividends, such expenditures are hereinafter referred to as Operating Expenditures; less

•
cash capital expenditures incurred after the completion of our initial public offering to maintain our vessels and other assets including dry-docking, replacement of equipment on the vessels, repairs and similar expenditures, but excluding capital expenditures for or related to the acquisition of additional vessels, and including capital expenditures for replacement of a vessel as a result of damage or loss prior to normal retirement, net of any insurance proceeds, warranty payments or similar property not treated as cash receipts for this purpose, such capital expenditures are hereinafter referred to as Maintenance Capital Expenditures; less

•	the amount of cash reserves established by our board of directors for future (1) Operating Expenditures and (2) Maintenance Capital Expenditures.

The $5.0 million amount in the first bullet point above may be increased by our board of directors to $10.0 million only if our board determines such increase is necessary to allow it to pay all or part of the base dividend on our common shares.

As described above, our operating surplus, for determining whether we are paying ordinary dividends or liquidating dividends, does not reflect only cash on hand that is generated from our operations. For example, it includes a provision that will enable us to pay, under circumstances described above, a dividend from our operating surplus of up to $10.0 million of cash we receive from non-operating sources, such as asset sales, issuances of securities and borrowings. In addition, the effect of including, as described above, certain dividends on equity securities or interest payments on debt, related to the construction, replacement or improvement of an asset in operating surplus would be to increase our operating surplus by the amount of any such dividends or interest payments. As a result, we may also pay dividends from our operating surplus up to the amount of any such dividends or interest payments from cash we receive from non-operating sources.

Our Amended and Restated Articles of Incorporation provide that the construction or application of the definition of operating surplus may be adjusted in the case of any particular transaction or matter or type of transaction or matter if our board of directors, with the concurrence of our audit committee, is of the opinion that the adjustment is necessary or appropriate to further the overall purpose and intent of the definition of operating surplus.

Liquidating Dividends

In general, liquidating dividends will only be generated from:

•	borrowings;

•	sales of debt and equity securities;

•
sales or other dispositions of vessels (except to the extent the proceeds from such dispositions are treated as operating surplus in accordance with clause (6) of the second bullet point under “—Operating Surplus” above); and

•	sales or other dispositions of other assets, other than assets sold in the ordinary course of business.

We do not expect to pay liquidating dividends.

Adjustment of Base Dividend

The base dividend is subject to downward adjustment in the case of liquidating dividends. The base dividend amount will be reduced in the same proportion that the liquidating dividend had to the fair market value of the common shares prior to the payment of the liquidating dividend. So long as the common shares are publicly traded on a national securities exchange or market, that price will be the average closing sale price on each of the five trading days before the dividend date. If the shares are not publicly traded, the price will be determined by our board of directors.

In addition to the adjustment for liquidating dividends, if we combine our shares into fewer shares or subdivide our shares into a greater number of shares, we will proportionately adjust the base dividend level.

Voting Rights

The holders of the common shares are entitled to one vote per share on each matter requiring the approval of the holders of our common shares, whether pursuant to our Articles, our Bylaws, the Marshall Islands Business Corporation Act or otherwise.  Our directors shall be elected by a plurality vote of the common shares. A majority of the common shares in the aggregate shall constitute a quorum.  Any preferred shares shall have whatever voting rights are provided on their issuance.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to any holders of preferred shares having liquidation preferences, the holders of all classes of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The powers, preferences and rights of holders of all classes of our common shares are subject to the rights of the holders of any preferred shares that we may issue in the future.

Blank Check Preferred Stock

Our Amended and Restated Articles of Incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Other Matters

Our Amended and Restated Articles of Incorporation and By-laws.  Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Amended and Restated Articles of Incorporation and by-laws do not impose any limitations on the ownership rights of our shareholders.

Under our by-laws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors, or by the Chairman, or by our President. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Directors.    Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The board of directors may change the number of directors only by a vote of at least 66 2/3% of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

Dissenters’ Rights of Appraisal and Payment.  Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions.  Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-Takeover Provisions of our Charter Documents.  Several provisions of our Amended and Restated Articles of Incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

             Blank Check Preferred Stock

As discussed above, under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 5,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our Amended and Restated Articles of Incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

Our Amended and Restated Articles of Incorporation and by-laws prohibit cumulative voting in the election of directors. Our by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our Amended and Restated Articles of Incorporation and by-laws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our Amended and Restated Articles of Incorporation and our by-laws provide that only our Board of Directors, or our Chairman, or our President may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Stockholders Rights Agreement

We have entered into a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent. See “Stockholders Rights Agreement” above.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of Marshall Islands and “interested shareholders,” we have included these provisions in our Amended and Restated Articles of Incorporation. Our Amended and Restated Articles of Incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

•
at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

•	the shareholder became an interested shareholder prior to the consummation of the initial public offering.

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested shareholder” is any person or entity that beneficially owns 20% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC. (Registrant)

Dated: September 15, 2008	By: /s/ Anthony Kandylidis
Anthony Kandylidis Chief Executive Officer, President and interim Chief Financial Officer

SK 25754 0002 917564 v4